Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

April 30, 2015

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated April 2, 2015 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2014 filed February 13, 2015

File No. 001-06402

Dear Mr. Pacho:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated April 2, 2015 with respect to the above referenced filing.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our responses are prefaced by the Staff's comments in bold text.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, Contractual Obligations, and Commercial and Contingent Commitments, page 28

1.
It appears you should report your obligation to pay the premium on your surety bonds as a contractual obligation in the table on page 28. In this regard, we note these contracts are automatically renewable until maturity.

Response: We respectfully submit that, by their terms, the surety bonds can be canceled and, therefore, future premiums are not a liability as defined in Statement of Accounting Concepts No. 6. As the future premiums are not a liability, they do not represent a contractual obligation requiring disclosure in the table on page 28. We further note that we disclose a contingent obligation in the table on page 29 of our Form 10-K for the fiscal year ended December 31, 2014 which represents the amount of funds we would have to deposit into the trusts if the surety bonds were to be canceled.

2.	Please quantify in the first paragraph on page 34 the items that make-up the difference between the amounts of gross funeral and cemetery backlog and the related asset amounts, and advise us.

Response: In future filings we will quantify the items that make-up the difference between the amounts of gross funeral and cemetery backlog and the related amounts. Generally, the disclosure will read as follows:

As of December 31, 2014, the difference between the backlog and asset market amounts comprises $0.27 billion related to the contracts for which we have posted surety bonds as financial assurance in lieu of trusting, $0.15 billion of collections from customers that were not required to be deposited into trust, and $0.19 billion in allowable cash distributions from trust assets.

Financial Statements
Balance Sheet, page 50

3.
We note the Risk Factor disclosures concerning insurance funded preneed funeral contracts on page 13 and the related disclosure on page 32. Since the Company is an agent representing the insurance company when placing the customer in a preneed funeral contract, it is unclear if the Company is obligated to perform under the preneed funeral contract notwithstanding whether it collects the policy benefits from the insurance company. In addition, since the customer assigns the policy benefits to the company, your basis for not reporting this receivable and the related unfulfilled preneed funeral contract amount in your balance sheet is unclear. Please clarify your disclosures and advise us, referencing the GAAP literature that supports your policy.

Response: As we discussed in our letter to Linda van Doorn, Senior Assistant Chief Accountant of the Division of Corporate Finance of the SEC, dated March 31, 2004, our insurance-funded preneed funeral contracts are viewed as executory contracts that remain unperformed by all parties to the contracts until the time of death of the customers. If the insurance companies were to become insolvent, we are not obligated to perform under the insurance-funded preneed funeral contracts.

We do not report the receivable amount in our balance sheet because only upon performance of the service or delivery of the merchandise can the Company claim the death benefit proceeds under the insurance policies. We do not report the unfulfilled preneed funeral contract amount (liability) in our balance sheet because only with assignment of the death benefit proceeds after the time of death (for which the insurance company has to be solvent) is the Company obligated to deliver the merchandise and perform the services provided for in such contracts.

Because of the above, we have concluded that the contracts are not assets or liabilities as defined in Statement of Accounting Concepts No. 6. Since the amount of the insurance-funded preneed funeral contracts may be considered material by investors in our securities, we make appropriate disclosures in our periodic filings and otherwise with respect to the contracts.

In future filings we will clarify the reasons why we do not reflect the unfulfilled insurance-funded preneed funeral contract amounts in our consolidated balance sheet. Generally, the disclosure will read as follows:

We do not reflect the unfulfilled insurance-funded preneed funeral amounts in our consolidated balance sheet because they are not assets or liabilities as defined in Statement of Accounting Concepts No. 6 as we have no claim to the insurance proceeds until the contract is fulfilled and no obligation under the contract until the benefits are assigned to us after the time of need.

Item 9A. Controls and Procedure
Management’s Report on Internal Control Over Financial Reporting, page 109

4.	Please tell us the remediation plans you have implemented to alleviate your internal control weakness and why such plans were not disclosed.

Response: In 2014 management undertook a project to reconcile deferred tax assets and liabilities utilizing a tax basis balance sheet approach based on the as filed December 31, 2012 and 2013 tax returns, which we completed late in the fourth quarter of 2014. During this process, the Company identified certain errors within its historical tax basis balance sheet which were corrected in our Form 10-K for the fiscal year ended December 31, 2014. The remediation plan that has been implemented is to prepare and review annually a tax basis balance sheet based upon filed tax returns that is expected to be similar to the process completed in 2014 for the 2012 and 2013 tax basis balance sheets. As stated in Item 9A under Remedial Actions the Company will prepare and review annually a tax basis balance sheet following the filing of our income tax returns as the remedial action to alleviate the internal control weakness over financial reporting identified in Item 9A of the 2014 Form 10-K.

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP

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